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                                           [LOGO] PACIFIC LIFE
                                                  Pacific Life Insurance Company
                                                  700 Newport Center Drive
                                                  Newport Beach, CA 92660


                           PREMIER DEATH BENEFIT RIDER

This Rider is part of your Contract and should be attached to it.
Notwithstanding any provision of your Contract to the contrary, the provisions of this Rider shall prevail over the provisions of your Contract.

You have elected the Premier Death Benefit Rider ("PDBR"). The Mortality and Expense Risk Charge shown in the Contract Specifications will be increased by an annual rate equal to 0.35% for expenses related to the PDBR. The entire Mortality and Expense Risk Charge will be an annual rate equal to 1.60% for this Contract. The Risk Charge will be charged daily against assets held in your Variable Investment Options(s). The Risk Charge is guaranteed not to increase.

This PDBR may be elected only at the Contract Date and will remain in effect until the earlier of (a) a full withdrawal of the amount available for withdrawal under the Contract, (b) when death benefit proceeds becomes payable under the Contract, (c) any termination of the Contract in accordance with the provisions of the Contract, or (d) the Annuity Date. This PDBR may only be elected if the Age of each Annuitant is 70 years or younger on the Contract Date.

The DEATH BENEFIT AMOUNT section under the DEATH BENEFIT provision of your Contract is replaced in its entirety as follows:

DEATH BENEFIT AMOUNT - The Death Benefit Amount as of any Business Day prior to your Annuity Date is equal to the greater of:

        a) your Contract Value as of that day; and
        b) your aggregate Purchase Payments less an adjusted amount for each withdrawal, increased at an effective annual rate of 6% to that day, subject to a maximum of two times the difference between the aggregate Purchase Payments and withdrawals, including withdrawal charges. The 6% effective annual rate of growth will take into account the timing of when each Purchase Payment and withdrawal occurred by applying a daily factor of 1.000159654 to each day's balance. The 6% effective annual rate of growth will stop accruing as of the earlier of: (1) the Contract Anniversary following the date the Annuitant reaches his or her 80th birthday; (2) the date of death of the sole Annuitant; or (3) the Annuity Date.

        To determine the adjusted amount for each withdrawal: (i) We divide the amount of each withdrawal, including withdrawal charges, by your Contract Value immediately before that withdrawal; and (ii) we then multiply the result by your Death Benefit Amount (as described in section (b) of this Death Benefit Amount section), immediately before that withdrawal.

A section entitled GUARANTEED MINIMUM DEATH BENEFIT ("GMDB") AMOUNT is added after the DEATH BENEFIT AMOUNT section of the DEATH BENEFIT provision of your Contract as follows:

GUARANTEED MINIMUM DEATH BENEFIT ("GMDB") AMOUNT - The GMDB Amount will be calculated only when death benefit proceeds become payable as a result of the death of the Annuitant, and is determined as follows:

First, we calculate what the Death Benefit Amount would have been beginning on the quarterly anniversary following the Contract Date and each subsequent quarterly anniversary that occurs while the Annuitant is living and up to and including the Contract Anniversary following the Annuitant's 65th


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birthday. Quarterly anniversaries are measured from the Contract Date. After the
Contract Anniversary following the Annuitant's 65th birthday, we calculate what the Death Benefit Amount would have been as of each Contract Anniversary that occurs while the Annuitant is living and before the Annuitant reaches his or her 81st birthday. Each quarterly anniversary and each Contract Anniversary on which a Death Benefit Amount is calculated is referred to as a "Milestone Date". We then adjust the Death Benefit Amount for each Milestone Date by: (i) adding the aggregate amount of any Purchase Payments received by us since that Milestone Date; and (ii) subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated by multiplying the Death Benefit Amount by the ratio of the amount of each withdrawal that has occurred since that Milestone Date, including any withdrawal charge, to the Contract Value immediately prior to the withdrawal.

The highest of these adjusted Death Benefit Amounts as of the Notice Date is your GMDB Amount. The "Notice Date" is the day on which we receive, in a form satisfactory to us, proof of death and instructions regarding payment of death benefit proceeds.

The DEATH OF ANNUITANT section under the DEATH BENEFIT provision of your Contract is replaced in its entirety as follows:

DEATH OF ANNUITANT - If the Annuitant dies before the first Milestone Date, the death benefit will be equal to your Death Benefit Amount as of the Notice Date.

If the Annuitant dies on or after your first Milestone Date and prior to your Annuity Date, the death benefit will be equal to the greater of the Death Benefit Amount and the GMDB Amount as of the Notice Date. If an Annuitant dies before the Annuity Date, unless there is a surviving Joint or Contingent Annuitant, we will pay the death benefit proceeds to the Owner, if living; otherwise to the Beneficiary if living; otherwise to the Owner's estate. If an Annuitant dies and there is a surviving Joint Annuitant, the surviving Joint Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant and there is a Contingent Annuitant, the Contingent Annuitant becomes the Annuitant. Death benefit proceeds are payable only as the result of the death of the sole surviving Annuitant prior to the Annuity Date. If you are the Annuitant and you die, we will determine the amount of any death benefit and the Beneficiary under the Death of Annuitant provisions. If your Contract is a Non-Qualified Contract, we will distribute any death benefit proceeds under the Death of Owner Distribution Rules.

All other terms and conditions of your Contract remain unchanged.


                         PACIFIC LIFE INSURANCE COMPANY


   /s/ Thomas C. Sutton                             /s/ Audrey L. Milfe
Chairman and Chief Executive Officer                     Secretary



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